Lehman & Eilen LLP

Mission Bay Office Plaza

Suite 300

20283 State Road 7

Boca Raton, Fl 33498

Tel: (561) 237 – 0804

Fax: (561) 237 - 0803

January 12, 2006

VIA FACSIMILE AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

450 Fifth Avenue N.W.

Mail Stop 4561

Washington, D.C. 20549

Re:	Premiere Publishing Group, Inc. Form SB-2

Filed on November 29, 2005 File No. 333-129997

Dear Mr. McTiernan:

Thank you for your December 22, 2005 letter regarding Premiere Publishing Group, Inc. (the “Company”). Enclosed is the registration statement, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Please be advised that the Company does not intend to use any graphics, maps, photographs or other artwork in the prospectus.

United States Securities and

Exchange Commission

January 12, 2006

2. Please revise to include the disclosure relating to market for common equity and related stockholder matters required by Item 201 of Regulation S-B.

Response: Complied with. We have revised the registration statement to include the disclosure relating to market for common equity and related stockholder matters as required by Item 201 of Regulation S-B.

3. Please identify any selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation.

Response: Please be advised that to the best of the Company’s knowledge, none of the selling shareholders are registered broker-dealers.

4. Please note a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Accordingly, your statement on the Cover Page that selling shareholders "may be deemed underwriters" and similar disclosure in the "Plan of Distribution" that broker-dealers "may be deemed to be underwriters" is not sufficient if any of the selling shareholders are broker-dealers.

Response: Please be advised that to the best of the Company’s knowledge, none of the selling shareholders are registered broker-dealers.

5. If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,
•	the circumstances under which the selling shareholders received the securities,
•	the selling shareholders' relationship to the issuer,
•	the amount of securities involved,
•	whether the sellers are in the business of underwriting securities, and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•	the seller purchased in the ordinary course of business; and

United States Securities and

Exchange Commission

January 12, 2006

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: Please be advised that to the best of the Company’s knowledge, none of the selling shareholders are affiliates of broker-dealers.

Prospectus Cover Page

6. We note that your securities will be sold on a continuous basis. As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a delayed or continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D, paragraph 36.

Response: Complied with. We have added a Rule 415 box to the facing page of the registration statement.

7. We are uncertain of the reference to the "other disposition" of up to 16,421,464 shares of your common stock. Please advise us as to what you are referring, or delete the reference from your prospectus cover page.

Response: Complied with. We have deleted the reference to “other distribution.”

8. Please note that shares are not listed on the OTC BB, they are quoted. Please revise here and throughout your prospectus as necessary for clarification.

Response: Complied with. We have revised the prospectus cover page and throughout the prospectus to indicate that shares are quoted on the OTC-BB rather than listed.

9. Please revise paragraph 4 to clarify that the application of a market maker is necessary to have your common stock quoted on the OTC Bulletin Board, as opposed to the company making such application on its own behalf.

Response: Complied with. We have revised paragraph 4 to clarify that the application of a market maker is necessary to have the Company’s common stock quoted on the OTC-BB.

Prospectus Summary – page 4

10.	Please advise us whether or not you have a web address. If you do, please include

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Exchange Commission

January 12, 2006

the address in your summary section. Please see Item 101(c)(3) of Regulation S-B.

Response: Complied with. The Company does have a web address. We have included the web address in the summary section of the prospectus.

Our Company – page 4

11. We note your use of the term "Company" when referring to Premiere Publishing. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it here and throughout your document.

Response: Complied with.

12. Please revise paragraph one to clarify when the company was organized. Please provide similar clarification in paragraph one of "Company History" on page 9.

Response: Complied with. We have revised paragraph one to clarify that the Company was organized on March 25, 2005. We have provided similar clarification in paragraph one of “Company History” on page 9.

13.	Please clarify, if true, that you intend to publish Poker Life twice a month.

Response: Complied with. We have clarified that we intend to publish Poker Life twice a month.

Risk Factors - page 5

14. We note the statement that the risks you have disclosed in your registration statement are "only a few of the risks" associated with investing in your common stock. Please revise your disclosure such that you include all risks that you believe are material at this time. When you revise, please delete language indicating that there are other risks or unknown risks associated with investing in your common stock.

Response: Complied with. We have included all the risks that we believe are material at this time. We have deleted language indicating that there are other risks or unknown risks associated with investing in the Company’s common stock.

15. Please revise to include risk factor disclosure relating to the revenue recognition policy of Sobe Life, LLC, discussed on page 9.

United States Securities and

Exchange Commission

January 12, 2006

Response: Complied with. We have revised the prospectus to include risk factor disclosure relating to the revenue recognition policy of Sobe Life, LLC discussed on page 9.

16.	Please revise your risk factor headings as appropriate so that each heading succinctly expresses the risk described in the attendant risk factor disclosure. Examples needing revision include:

•	Competition in the consumer magazine publishing business — page 5
•	Consolidation of principal vendors — page 6
•	Poker Life will face intense competition from other poker magazines — page 6

Response: Complied with. We have revised the risk factor headings so that each heading succinctly expresses the risk described in the attendant risk factor disclosure.

17. Please revise your risk factors as appropriate to identify the risk investors face, rather than referring generically to an "adverse effect." Risk factors needing revision include:

•	If we are unable to hire and retain key personnel, then we may not be able to implement our business plan - page 5
•	Increases in paper costs may have an adverse impact on our future financial results — page 5
•	Consolidation of principal vendors — page 6
•	Our magazine business is subject to competition from the rapidly increasing market for internet and new media products and services — page 6

Response: Complied with. We have revised the risk factors to identify the risks investors face, rather than referring generally to an “adverse effect”.

If Sobe Life, LLC continues to incur net losses, and we are unable to raise additional capital, Sobe Life, LLC's business may fail - page 5

18. Please disclose that the audit report raises substantial doubt about your ability to continue as a going concern.

Response: Complied with. We have revised this risk factor to disclose that the audit report raises substantial doubt about the Company’s ability to continue as a going concern.

United States Securities and

Exchange Commission

January 12, 2006

19. In that investors are making a decision with respect to the common shares of Premiere Publishing Group, please revise to include disclosure relating to the $4, 635,402. accumulated deficit of Premiere Publishing Group, Inc., and its subsidiaries, in addition to the reference to Sobe Life's accumulated deficit of $1,239,914.

Response: Complied with. We have revised this risk factor to include disclosure relating to the Company’s $4,625,402 accumulated deficit.

If our business plan fails, our company will dissolve and investors may not receive any portion of their investment hack — page 5.

20. Please revise to clarify, if true, that holders of senior notes will have priority in the event of liquidation, such that equity investors are unlikely to receive invested funds in the event of the company` s liquidation.

Response: Complied with. We have revised this risk factor to clarify that holders of senior secured notes with have priority in the event of the Company’s liquidation, such that equity investors are unlikely to received invested funds in the event of the Company’s liquidation.

We could be subject to criminal or civil penalties if we include in Poker Life magazine advertisements for online-gaming companies — page 6

21. Please revise to clarify whether you have a policy not to run the referenced ads for online-gaming sites in Poker Life magazine. As currently drafted, it is difficult to determine whether the referenced risk is one applicable to an investment in Premiere Publishing.

Response: Complied with. We have revised the risk factor to clarify that the Company plans to run the referenced ads for online-gaming sites in Poker Life magazine, unless a site is found to be illegal.

Forward-Looking Statements — Page 7

22. Remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act. See the exclusion for penny stock issuers and initial public offerings in Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934. Please remove similar language found beneath "Our Business" on page 9.

Response: Complied with. We have removed the reference to the safe harbor protections under the Private Securities Litigation Reform Act from both the Forward-Looking Statements disclosure and from “Our Business” section on page 9.

United States Securities and

Exchange Commission

January 12, 2006

23. The references to "oil and gas reserves" and "extract reserves" do not appear relevant to this registration statement. Please revise to remove them. When you revise, please note that a discussion of forward-looking statements should not be a recitation of the items listed under risk factors.

Response: Complied with. We have removed the forward-looking statements disclosure, including references to “oil and gas reserves” and “extract reserves.”

Where you can get more Information—page 7

24. Please revise this section to reflect that you are not currently subject to the reporting requirements of the Exchange Act.

Response: Complied with. We have revised this section to reflect that the Company is not currently subject to the reporting requirements of the Exchange Act.

25. Please revise to note that the Public Reference Section has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Response: Complied with. We have revised the disclosure to reflect that the Public Reference Section has relocated to Room 1580, 100 F Street, N.E., Washington, D.C., 20549.

Our Plan of Operations — page 8

26. Please revise paragraph one to allocate the referenced $200,000 revenues between advertising revenues and circulation revenues.

Response: Complied with. We have revised paragraph one to allocate the referenced $200,000 revenues between advertising revenues and circulation revenues.

27. Please revise to indicate the basis for management's belief that cash on hand of approximately $1,000,000, as referenced in paragraph 3, will be sufficient for your operations for the next twelve months.

Response: Complied with. We have indicated the basis for management’s belief that cash on hand of approximately $1,000,000 will be sufficient for its operations

United States Securities and

Exchange Commission

January 12, 2006

for the next 12 months.

28. Please update the status of the $560 thousand of 8% promissory notes. We note that they matured in November 2005.

Response: Complied with. We have updated the status of the $560,000 of 8% promissory notes.

29. Please revise to indicate why you believe that revenues will increase over each forthcoming issue of Trump World, while you expect expenses to remain roughly the same.

Response: Complied with. We have revised the disclosure to indicate why the Company believes revenues will increase over each forthcoming issue of Trump World while expenses will remain roughly the same.

30. Please revise to briefly describe the material terms of the bridge loan referenced on page 9.

Response: Complied with. We have added disclosure to briefly describe the material terms of the bridge loan referenced on page 9.

Description of Our Business – page 10

Trump World Magazine – page 10

31. Please revise to clarify that Premiere Publishing is responsible for the complimentary distribution of 50,000 copies of Trump World.

Response: Complied with. We have revised the disclosure to clarify that the Company is responsible for the complimentary distribution of 50,000 copies of Trump World.

Advertising in Trump World Magazine –page 10

32. Please confirm that the list of advertisers you have included is representative of your advertising base. Listing only the largest or most well-known advertisers may not provide an accurate profile of advertisers in Trump World.

Response: We hereby confirm that the list of advertisers included in the prospectus is representative of the Company’s advertising base.

United States Securities and

Exchange Commission

January 12, 2006

Poker Life Magazine – page 11

33. Please clarify whether you did, in fact, launch Poker Life Magazine in October 2005. Please edit as appropriate for consistency throughout your registration statement.

Response: Complied with. We have clarified that the Company did launch Poker Life Magazine in October 2005, and edited appropriately for consistency throughout the registration statement.

34. Please revise to provide support for currently unsupported factual assertions. Examples needing support include:

•	We expect this magazine to enter the market as the only upscale publication devoted to the exciting lifestyle surrounding poker. – page 11
•	World champions of poker will also contribute tips that make readers infinitely better at the game. – page 11
•	However, most of these magazines are missing the crucial luxury lifestyle element that will distinguish Poker Life from the competition. – page 12

In the alternative, please revise to delete these statements.

Response: Complied with. We have deleted all statements in the prospectus that include unsupported factual assertions.

35. Please revise to identify the memorandum referenced in paragraph four of this section of your registration statement.

Response: Complied with. We have corrected the term memorandum to prospectus.

Selling Shareholders – page 15

36. For all non-natural persons who are selling shareholders, please revise to indicate the name of the natural person or persons holding voting control and dispositive power over the shares. We note, by way of example, Bella Capital Holdings LLC, and Lion Advisors LLC. Please make similar changes to you beneficial ownership chart.

Response: Complied with. We have revised the selling shareholders list and the beneficial ownership chart to indicate for all non-natural persons who are selling shareholders, the names of the natural persons holding voting control and dispositive power over the shares.

United States Securities and

Exchange Commission

January 12, 2006

37. Please revise the second sentence of the last paragraph on page 16 as it is not a complete sentence.

Response: Complied with. We have revised the second sentence of the last paragraph on page 16 to make it a complete sentence.

Dilution – page 19

38. Insofar as you may issue shares upon the exercise of warrants and promissory notes, we are uncertain why there will not be dilution to your existing shareholders. Please advise or revise.

Response: Complied with. We have revised to indicate that there may be dilution to existing shareholders if the convertible promissory notes are converted or the warrants are exercised.

Plan of Distribution – page 19

39. Please revise the first paragraph of this section to clarify that the shares will be offered at a fixed price until they are quoted on the OTC-BB.

Response: Complied with. We have revised the first paragraph of the Plan of Distribution section to clarify that the shares will be offered at a fixed price until they are quoted on the OTC-BB.

Description of Securities – page 21

Our 8% Convertible Promissory Notes—The Bridge Loan –page 22

40. Please revise, as appropriate, to clarify whether the notes matured in November 2005.

Response: Complied with. We have revised the disclosure to indicate that the notes matured in November 2005.

Financial Statements and Notes

Consolidated Statement of Stockholder's Equity, page F-4

41. We note that you have numerous arrangements by which shares of stock of the company were issued in exchange for compensation of the goods and services. Please explain to

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January 12, 2006

us and disclose the nature of such arrangements and how you determined the value of these transactions.

Response: Please see Schedule 1 attached to this letter.

Consolidated Statement of Loss, page F-5

42. We note that basic and diluted lose per share differ. Given your net loss position, clarify why you have included the impact of potential common shares in calculating diluted earnings per share as it appears the impact is antidilutive. Reference is made to paragraphs 13-16 of SFAS 128. Advise us or revise accordingly.

Response: We agree, and have removed the diluted loss per share disclosure from the face of the income statement.

Note 2 – Acquisitions, page F-9

43. Please tell us how you accounted for the acquisition of Sobe Life, LLC by Premiere Publishing Group and the basis in GAAP for your accounting treatment. Specifically address how you determined this transaction was a business combination within the scope of SFAS 141 given Premiere Publishing Group was a newly formed entity with nominal operations. For example, how did you determine this was not a recapitalization or a reorganization, assuming certain criteria are met? To the extent that you were within the scope of SFAS 141, please tell us how you determined that Premiere Publishing not Sobe Life, LLC is the accounting acquirer. Reference is made to paragraph 19 of SFAS 141.

Response: The acquisition of Sobe Life, LLC by Premiere Publishing Group, Inc. was accounted for as a purchase. Guidance in FASB 141, Appendix D, D(2) states that the provisions of FASB 141 do not apply to organizations under common control, Sobe Life, LLC was owned 100% by the CEO of Premiere Publishing Group, Inc. The CEO owns approximately 47% of Premiere Publishing Group, Inc., therefore there is no common control issue.

Paragraph 19 of FASB 141 states that if a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities should be determined to be the acquiring entity on the basis of the evidence available, using the guidance in paragraphs 16-18. Premiere Publishing Group, Inc. is in fact a new entity, however, it was not formed merely to issue equity interests to effect the business combination. Premiere Publishing Group, Inc. was formed to be headquartered in New York, to raise funds in an amount sufficient to operate its publishing subsidiaries, to be closer to Donald Trump, to further capitalize on his brand name, and to be the management company and holding company for its publishing subsidiaries. In accordance with paragraph 17 of FASB 141, the entity that issues the equity interests is generally the acquiring entity. Paragraph 17(a) through 17(e) are the pertinent facts to be considered in identifying the acquiring entity. Item 17(a) states that the acquiring entity is the combining entity whose owners as a group retained the larger portion of the voting rights in the combined entity. Premiere Publishing Group, Inc. holds 100% of the voting rights in the combined entity. Item 17(c) states that the acquiring entity is the combining entity who has the ability to elect or appoint the voting majority of the governing body of the combined entity. Item 17(d) states that the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Item 17(e) states that the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities. In each 17(c) through 17(e) Premiere Publishing Group, Inc. would quality as the acquiring entity.

Note 3 – Debentures Payable

44. We note that the company issued a $560K principal amount of 8% convertible promissory notes. Advise us of how you considered EITF 98-5 and EITF 00-27 in accounting for the potential beneficial conversion feature relating to this debt.

Response: EITF 98-5 and EITF 00-27 relate to convertible debt securities with beneficial conversion features or contingently adjustable conversion rates. Our review of these convertible promissory notes did not indicate any beneficial conversion features at the date of issuance. The conversion features approximated the fair value of the stock at the issue date.

45. We note that you offered 100 units consisting of an 8% senior convertible promissory note in the face amount of $25K and 6,666 shares of common stock. Please clarify how the 6,666 shares underlying the units are recorded in your financial statements.

Response: The 6,666 shares associated with the promissory note are recorded in the financial statements at par value. In this issue the conversion feature approximated the fair value of the stock at the date of issue.

United States Securities and

Exchange Commission

January 12, 2006

Note 4 – Commitments, page F-10

46. Reference is made to your disclosures regarding the $200,000 cash payment and issuance of 2,000,000 shares of common stock related to the Trump agreement. Please clarify why taking an immediate charge for this transaction is appropriate and the basis in GAAP for your treatment. If the consideration was given for an intangible or prepaid asset, tell us why the amounts are not amortized over the term of the arrangement.

Response: The $200,000 cash payment was made as part of the agreement to use the Trump name for all Trump World publications prior to the fall, 2005 issue. The 2,000,000 shares of common stock were issued as an incentive for Mr. Trump to amend the license agreement as described in Form SB-2.

The $200,000 cash payment is considered a period cost since it relates to prior issues of Trump World. The $840,000 value associated with the issuance of the 2,000,000 common shares is considered a period cost in that it was an incentive to Mr. Trump to encourage him to allow the amendment to the license agreement.

47. Clarify where the profits interest is accrued for in the financial statements and the timing in which this accrual is recorded.

Response: The Company is obligated to pay to Mr. Trump 7.5% of the net profits generated by each issue of Trump World magazine beginning with the fall (September, 2005) issue. No accrual for profits was required upon the issuance of the August 31, 2005 financial statements.

Part II - Information Not Required in Prospectus

Item 26 - Recent Sales of Unregistered Securities

48. For each recent sale, please revise to indicate the consideration received, whether cash or otherwise. Refer to Item 701(c) of Regulation S-B.

Response: Complied with. We have revised the disclosure for each recent sale to indicate the consideration received.

49. In each instance, please revise to note the facts you relied upon in deeming the exemptions from registration available. Refer to Item 701(d) of Regulation S-B.

Response: Complied. We have revised to note the facts relied upon in determining that the exemptions from registration were available.

50. Please revise to identify the "certain employees" to whom the company issued 1,910,000 shares of common stock in March 2005.

Response: Complied with. We have revised to identify the “certain employees” to whom the Company issued 1,910,000 shares of common stock in March, 2005.

51. Please revise to identify the person or class of person to whom the company issued 99 investment units in October, 2005. Note that “unaffiliated persons” is not sufficient for purposed of Item 701(b) of Regulation S-B.

United States Securities and

Exchange Commission

January 12, 2006

Response: Complied with. We have revised to identify the class of person to whom the Company issued 99 investment units in October 2005.

52. Please revise to name the four firms to whom the company issued 3,000,000 shares and 3,000,000 warrants in November 2005.

Response: Complied with. We have revised to indicate the four firms that the Company issued 3 million shares and 3 million warrants to in November 2005.

Item 28 - Undertakings

53. Please update your item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

Response: We respectfully submit that the amendments to the Item 512 undertakings contained in paragraphs (a)(4) and (g) of Item 512 are not applicable to this offering by selling shareholders because these paragraphs relate to primary offerings by an issuer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in

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Exchange Commission

January 12, 2006

declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (561) 237-0804, if you have any questions or need additional information.

Sincerely,

/s/ Hank Gracin

Hank Gracin

Premiere Publishing Group, Inc.

Response to SEC Comments Letter

Schedule 1

Shares
Issued	Issued to	Services Performed	Compensation	Value Determined By

1,500,000	An investment banking entity	Investment bank services	$630,000	Fair market value of services
		performed in connection		provided.
		with Sobe Life, LLC
		acquisition

325,000	An independent contractor	Advertising Director for	$136,500	Fair market value of services
		Poker Life Magazine		provided.

325,000	An independent contractor	Advertising Director for	$136,500	Fair market value of services
		Poker Life Magazine		provided.

2,000,000	An individual	Use of "Trump" name	$840,000	Fair market value of services
		in publishing Trumpworld		provided.
		to license agreement
		Magazine. In addition
		for per publication pay-
		ment.

960,000	An independent contractor	Consulting services	$403,200	Fair market value of services
				provided.

500,000	An individual	Consulting services for	$210,000	Fair market value of services
		publication of Trump-		provided.
		world Magazine

50,000	An employee	Present services	$21,000	Fair market value of services
		performed		provided.

Premiere Publishing Group, Inc.

Response to SEC Comments Letter

Schedule 1

Shares
Issued	Issued to	Services Performed	Compensation	Value Determined By

50,000	An employee	Present services	$21,000	Fair market value of services
		performed		provided.

50,000	An employee	Present services	$21,000	Fair market value of services
		performed		provided.

50,000	An employee	Present services	$21,000	Fair market value of services
		performed		provided.

50,000	An employee	Present services	$21,000	Fair market value of services
		performed		provided.

50,000	A public relations company	Public relations	$21,000	Fair market value of services
		consulting		provided.

1,500,000	Investment banking entities	Investment banking	$630,000	Fair market value of services
		services provided		provided.

7,410,000			$3,112,200